Financial Statements US GAAP Q1 2026 Exhibit 99.3

ASML Financial Statements US GAAP Q1 2026 2 Summary US GAAP Consolidated Statements of Operations 3 Summary US GAAP Ratios and Other Data 4 Summary US GAAP Consolidated Balance Sheets 5 Summary US GAAP Consolidated Statements of Cash Flows 6 Quarterly Summary US GAAP Consolidated Statements of Operations 7 Quarterly Summary US GAAP Ratios and Other Data 8 Quarterly Summary US GAAP Consolidated Balance Sheets 9 Quarterly Summary US GAAP Consolidated Statements of Cash Flows 10 Notes to the Summary US GAAP Consolidated Financial Statements 11 Forward Looking Statements Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Contents

Three months ended Mar 30, Mar 29, (unaudited, in millions €, except per share data) 2025 2026 Net system sales 5,740.4 6,279.4 Net service and field option sales 2,001.1 2,487.5 Total net sales 7,741.5 8,766.9 Total cost of sales (3,561.8) (4,121.9) Gross profit 4,179.7 4,645.0 Research and development costs (1,161.1) (1,184.9) Selling, general and administrative costs (280.7) (302.3) Income from operations 2,737.9 3,157.8 Interest and other, net 49.2 40.9 Income before income taxes 2,787.1 3,198.7 Income tax expense (465.1) (546.6) Income after income taxes 2,322.0 2,652.1 Profit related to equity method investments 33.0 104.6 Net income 2,355.0 2,756.7 Basic net income per ordinary share 6.00 7.15 Diluted net income per ordinary share 6.00 7.15 Weighted average number of ordinary shares used in computing per share amounts (in millions): Basic 392.3 385.4 Diluted 392.5 385.7 Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q1 2026 2 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Summary US GAAP Consolidated Statements of Operations

Three months ended Mar 30, Mar 29, (unaudited, in millions €, except otherwise indicated) 2025 2026 Gross profit as a percentage of net sales 54.0% 53.0 % Income from operations as a percentage of net sales 35.4% 36.0 % Net income as a percentage of net sales 30.4% 31.4 % Income taxes as a percentage of income before income taxes 16.7% 17.1 % Shareholders’ equity as a percentage of total assets 38.5% 43.3 % Sales of lithography systems (in units) 1 77 79 Number of payroll employees (in FTEs) 43,129 43,882 Number of temporary employees (in FTEs) 998 622 1. Lithography systems do not include metrology and inspection systems. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q1 2026 3 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Summary US GAAP Ratios and Other Data

Dec 31, Mar 29, (unaudited, in millions €) 2025 2026 Assets Cash and cash equivalents 12,916.0 7,970.4 Short-term investments 405.9 405.9 Accounts receivable, net 3,023.0 4,402.9 Finance receivables, net 613.5 630.4 Current tax assets 88.9 65.2 Contract assets 440.6 543.7 Inventories, net 11,429.3 11,711.2 Loans receivable 266.1 267.8 Other assets 1,432.8 1,586.3 Total current assets 30,616.1 27,583.8 Finance receivables, net 13.3 198.2 Deferred tax assets 1,719.4 1,761.9 Loans receivable 1,653.9 1,725.9 Other assets 1,057.1 1,320.9 Equity investments 1,320.7 1,322.5 Equity method investments 822.6 935.9 Goodwill 4,588.6 4,588.6 Other intangible assets, net 540.1 532.1 Property, plant and equipment, net 7,893.8 7,770.0 Right-of-use assets 341.0 320.7 Total non-current assets 19,950.5 20,476.7 Total assets 50,566.6 48,060.5 Dec 31, Mar 29, (unaudited, in millions €) 2025 2026 Liabilities and shareholders’ equity Current liabilities 24,263.9 20,288.0 Total current liabilities 24,263.9 20,288.0 Long-term debt 2,709.0 2,705.6 Deferred and other tax liabilities 183.0 235.4 Contract liabilities 3,366.3 3,585.7 Accrued and other liabilities 432.2 416.3 Total non-current liabilities 6,690.5 6,943.0 Total liabilities 30,954.4 27,231.0 Total shareholders’ equity 19,612.2 20,829.5 Total liabilities and shareholders’ equity 50,566.6 48,060.5 Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q1 2026 4 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Summary US GAAP Consolidated Balance Sheets

Cash flows from operating activities Net income 2,355.0 2,756.7 Adjustments to reconcile net income to net cash flows from operating activities: Depreciation and amortization 241.3 259.4 Impairment and loss (gain) on disposal 2.1 0.5 Share-based compensation expense 40.0 31.1 Inventory reserves 59.6 80.2 Deferred tax expense (benefit) 79.1 (42.1) Equity method investments (34.9) (113.3) Changes in assets and liabilities (2,800.8) (5,158.1) Net cash provided by (used in) operating activities (58.6) (2,185.6) Cash flows from investing activities Purchase of property, plant and equipment (415.0) (402.4) Purchase of intangible assets (1.5) (19.9) Purchase of equity investments — (1.8) Loans issued and other investments 0.8 (64.2) Repayment on loans — 0.7 Net cash provided by (used in) investing activities (415.7) (487.6) Three months ended Mar 30, Mar 29, (unaudited, in millions €) 2025 2026 Cash flows from financing activities Dividend paid (597.2) (617.0) Purchase of treasury shares (2,592.6) (1,000.0) Net proceeds from issuance of shares 38.0 35.0 Repayment of debt and finance lease obligations 0.4 (692.9) Net cash provided by (used in) financing activities (3,151.4) (2,274.9) Net cash flows (3,625.7) (4,948.1) Effect of changes in exchange rates on cash (11.8) 2.5 Net increase (decrease) in cash and cash equivalents (3,637.5) (4,945.6) Cash and cash equivalents at beginning of the period 12,735.9 12,916.0 Cash and cash equivalents at end of the period 9,098.4 7,970.4 Three months ended Mar 30, Mar 29, (unaudited, in millions €) 2025 2026 Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q1 2026 5 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Summary US GAAP Consolidated Statements of Cash Flows

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | ASML Financial statements US GAAP Q1 2026 | 6
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Quarterly Summary Consolidated Statements of Operations

(unaudited, in millions €, except per share data)	Three months ended Mar 30, 2025	Jun 29, 2025	Sep 28, 2025	Dec 31, 2025	Mar 29, 2026
Net system sales	5,740.4	5,596.1	5,553.8	7,584.0	**6,279.4**
Net service and field option sales	2,001.1	2,095.6	1,962.2	2,134.1	**2,487.5**
Total net sales	7,741.5	7,691.7	7,516.0	9,718.1	**8,766.9**
Total cost of sales	(3,561.8)	(3,562.2)	(3,635.7)	(4,649.5)	**(4,121.9)**
Gross profit	4,179.7	4,129.5	3,880.3	5,068.6	**4,645.0**
Research and development costs	(1,161.1)	(1,166.7)	(1,108.7)	(1,262.3)	**(1,184.9)**
Selling, general and administrative costs	(280.7)	(298.7)	(303.2)	(375.2)	**(302.3)**
Income from operations	2,737.9	2,664.1	2,468.4	3,431.1	**3,157.8**
Interest and other, net	49.2	24.8	19.4	11.2	**40.9**
Income before income taxes	2,787.1	2,688.9	2,487.8	3,442.3	**3,198.7**
Benefit from (provision for) income taxes	(465.1)	(487.4)	(442.2)	(618.7)	**(546.6)**
Income after income taxes	2,322.0	2,201.5	2,045.6	2,823.6	**2,652.1**
Profit related to equity method investments	33.0	88.8	78.9	16.0	**104.6**
Net income	2,355.0	2,290.3	2,124.5	2,839.6	**2,756.7**
Basic net income per ordinary share	6.00	5.90	5.49	7.35	**7.15**
Diluted net income per ordinary share	6.00	5.90	5.48	7.34	**7.15**
Weighted average number of ordinary shares used in computing per share amounts (in millions):					
Basic	392.3	388.2	387.3	386.5	**385.4**
Diluted	392.5	388.4	387.6	387.0	**385.7**

Three months ended Mar 30, Jun 29, Sep 28, Dec 31, Mar 29, (unaudited, in millions €, except otherwise indicated) 2025 2025 2025 2025 2026 Gross profit as a percentage of net sales 54.0% 53.7% 51.6% 52.2% 53.0 % Income from operations as a percentage of net sales 35.4% 34.6% 32.8% 35.3% 36.0 % Net income as a percentage of net sales 30.4% 29.8% 28.3% 29.2% 31.4 % Income taxes as a percentage of income before income taxes 16.7% 18.1% 17.8% 18.0% 17.1 % Shareholders’ equity as a percentage of total assets 38.5% 39.3% 42.1% 38.8% 43.3 % Sales of lithography systems (in units) 1 77 76 72 102 79 Number of payroll employees (in FTEs) 43,129 43,193 43,461 43,520 43,882 Number of temporary employees (in FTEs) 998 870 789 689 622 1. Lithography systems do not include metrology and inspection systems. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q1 2026 7 Consolidated Statements of Operations Ratios and Other Data Consolidated Balance Sheets Consolidated Statements of Cash Flows Quarterly Summary US GAAP Ratios and Other Data

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | ASML Financial statements US GAAP Q1 2026 | 8
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Quarterly Summary US GAAP Consolidated Balance Sheets

(unaudited, in millions €)	Mar 30, 2025	Jun 29, 2025	Sep 28, 2025	Dec 31, 2025	Mar 29, 2026
Assets					
Cash and cash equivalents	9,098.4	7,243.5	5,126.5	12,916.0	**7,970.4**
Short-term investments	5.2	5.4	1.7	405.9	**405.9**
Accounts receivable, net	4,597.5	4,996.9	5,364.3	3,023.0	**4,402.9**
Finance receivables, net	381.7	531.1	666.2	613.5	**630.4**
Current tax assets	143.2	98.5	93.0	88.9	**65.2**
Contract assets	407.3	275.3	366.7	440.6	**543.7**
Inventories, net	11,024.7	11,575.8	11,762.8	11,429.3	**11,711.2**
Loans receivable	17.8	17.8	190.0	266.1	**267.8**
Other assets	1,848.6	1,966.2	1,575.1	1,432.8	**1,586.3**
Total current assets	27,524.4	26,710.5	25,146.3	30,616.1	**27,583.8**
Finance receivables, net	153.4	175.1	—	13.3	**198.2**
Deferred tax assets	1,861.0	1,830.4	1,838.6	1,719.4	**1,761.9**
Loans receivable	1,443.4	1,444.9	1,686.0	1,653.9	**1,725.9**
Other assets	859.2	843.7	918.5	1,057.1	**1,320.9**
Equity investments	—	—	1,226.9	1,320.7	**1,322.5**
Equity method investments	938.9	1,029.2	1,109.3	822.6	**935.9**
Goodwill	4,588.6	4,588.6	4,588.6	4,588.6	**4,588.6**
Other intangible assets, net	591.6	565.7	555.7	540.1	**532.1**
Property, plant and equipment, net	7,152.9	7,296.0	7,681.2	7,893.8	**7,770.0**
Right-of-use assets	365.4	365.0	346.0	341.0	**320.7**
Total non-current assets	17,954.4	18,138.6	19,950.8	19,950.5	**20,476.7**
Total assets	45,478.8	44,849.1	45,097.1	50,566.6	**48,060.5**

(unaudited, in millions €)	Mar 30, 2025	Jun 29, 2025	Sep 28, 2025	Dec 31, 2025	Mar 29, 2026
Liabilities and shareholders' equity					
Current liabilities	18,123.9	18,616.0	19,224.9	24,263.9	**20,288.0**
Total current liabilities	18,123.9	18,616.0	19,224.9	24,263.9	**20,288.0**
Long-term debt	3,681.0	3,698.9	2,704.7	2,709.0	**2,705.6**
Deferred and other tax liabilities	335.9	294.8	187.2	183.0	**235.4**
Contract liabilities	5,400.6	4,187.1	3,572.3	3,366.3	**3,585.7**
Accrued and other liabilities	436.7	434.1	414.5	432.2	**416.3**
Total non-current liabilities	9,854.2	8,614.9	6,878.7	6,690.5	**6,943.0**
Total liabilities	27,978.1	27,230.9	26,103.6	30,954.4	**27,231.0**
Total shareholders' equity	17,500.7	17,618.2	18,993.5	19,612.2	**20,829.5**
Total liabilities and shareholders' equity	45,478.8	44,849.1	45,097.1	50,566.6	**48,060.5**

Summary US GAAP | Quarterly Summary US GAAP | Notes | Forward Looking Statements | ASML Financial statements US GAAP Q1 2026 | 9
Consolidated Statements of Operations | Ratios and Other Data | Consolidated Balance Sheets | Consolidated Statements of Cash Flows

Quarterly Summary US GAAP Consolidated Statements of Cash Flows

(unaudited, in millions €)	Three months ended Mar 30, 2025	Jun 29, 2025	Sep 28, 2025	Dec 31, 2025	Mar 29, 2026
Cash flows from operating activities					
Net income	2,355.0	2,290.3	2,124.5	2,839.6	**2,756.7**
Adjustments to reconcile net income to net cash flows from operating activities:					
Depreciation and amortization	241.3	254.9	274.6	255.2	**259.4**
Impairment and loss (gain) on disposal	2.1	16.5	3.1	28.0	**0.5**
Share-based compensation expense	40.0	49.0	57.7	55.6	**31.1**
Inventory reserves	59.6	99.7	138.6	171.5	**80.2**
Deferred tax expense (benefit)	79.1	38.1	(55.3)	118.8	**(42.1)**
Equity method investments	(34.9)	(90.7)	(80.8)	300.9	**(113.3)**
Changes in assets and liabilities	(2,800.8)	(1,910.1)	(1,903.3)	7,640.7	**(5,158.1)**
Net cash provided by (used in) operating activities	(58.6)	747.7	559.1	11,410.3	**(2,185.6)**
Cash flows from investing activities					
Purchase of property, plant and equipment	(415.0)	(414.8)	(295.9)	(447.9)	**(402.4)**
Purchase of intangible assets	(1.5)	(14.1)	(19.5)	(22.5)	**(19.9)**
Purchase of short-term investments	—	—	3.5	(409.7)	**—**
Maturity of short-term investments	—	—	—	5.3	**—**
Purchase of equity investment	—	—	(1,210.0)	(92.2)	**(1.8)**
Loans issued and other investments	0.8	0.9	(405.9)	(296.9)	**(64.2)**
Repayment on loans	—	—	—	257.6	**0.7**
Net cash provided by (used in) investing activities	(415.7)	(428.0)	(1,927.8)	(1,006.3)	**(487.6)**

(unaudited, in millions €)	Three months ended Mar 30, 2025	Jun 29, 2025	Sep 28, 2025	Dec 31, 2025	Mar 29, 2026
Cash flows from financing activities					
Dividend paid	(597.2)	(714.4)	(619.6)	(619.2)	**(617.0)**
Purchase of treasury shares	(2,592.6)	(1,485.2)	(172.2)	(1,700.0)	**(1,000.0)**
Net proceeds from issuance of shares	38.0	36.4	35.3	32.7	**35.0**
Net proceeds from issuance of borrowings	—	—	15.0	739.2	**—**
Repayment of debt and finance lease obligations	0.4	(0.6)	(0.5)	(1,066.0)	**(692.9)**
Net cash provided by (used in) financing activities	(3,151.4)	(2,163.8)	(742.0)	(2,613.3)	**(2,274.9)**
Net cash flows	(3,625.7)	(1,844.1)	(2,110.7)	7,790.7	**(4,948.1)**
Effect of changes in exchange rates on cash	(11.8)	(10.8)	(6.3)	(1.2)	**2.5**
Net increase (decrease) in cash and cash equivalents	(3,637.5)	(1,854.9)	(2,117.0)	7,789.5	**(4,945.6)**
Cash and cash equivalents at beginning of the period	12,735.9	9,098.4	7,243.5	5,126.5	**12,916.0**
Cash and cash equivalents at end of the period	9,098.4	7,243.5	5,126.5	12,916.0	**7,970.4**

Basis of preparation The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP"). For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2025 Annual Report based on US GAAP, which is available on www.asml.com. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q1 2026 10 Notes to the Summary US GAAP Consolidated Financial Statements

This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including expected trends in the semiconductor industry and end markets, business dynamics and business environment trends, expected growth in the semiconductor industry by 2030, the expected impact of AI demand on our customers and our business, our expectation that lithography will remain at the heart of customer innovation, expected increase in critical lithography exposures, plans to increase capacity and output and expected capacity and productivity, our product portfolio, technological developments and expected performance of systems and expected shipment of new models and performance targets, customer supply and demand trends, orders and order momentum, outlook of market segments and geographies, outlook and expected financial results including outlook and expected results for Q2 2026, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook and expectations with respect to full year 2026 including expected full year 2026 total net sales and growth, gross margin, annualized effective tax rate and expected increase in IBM sales, expectations with respect to EUV and DUV in 2026, statements made at our 2024 Investor Day, including revenue and gross margin model and opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks and statements with respect to dividends including the final 2025 dividend, expected performance and capabilities of our systems and product roadmaps, customer outlook and plans including customer roadmaps, capital expenditures and capacity expansion plans, ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “guide”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and industry and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the impact of AI on our industry and business and semiconductor demand and demand for our tools, the impact of inflation, interest rates, exchange rate fluctuations, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies, products and models, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in orders and our ability to convert orders into sales and risks relating to the realization of our backlog, the risk of order cancellations, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2025 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Summary US GAAP Quarterly Summary US GAAP Notes Forward Looking Statements ASML Financial statements US GAAP Q1 2026 11 Forward Looking Statements